Form 6-K

No. 3

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                     April                    2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: April 20, 2005	By	/s/ Richard S. Pietch

INTERIM REPORT January – March, 2005
Stockholm, April 20, 2005

•	Net sales amounted to SEK 29,740m (30,493), and income for the period to SEK 854m (569), corresponding to SEK 2.93 (1.86) per share.

•	Operating income was SEK 1,308m (762).

•	Operating income includes restructuring costs of SEK 170m referring to continued turnaround of underperformers.

•	Operating income adversely affected by substantially higher prices for materials, particularly in Europe, North America and Brazil.

•	Continued measures to improve production structure — four plants under evaluation regarding potential downsizing or relocation.

•	Activities in product development and marketing increasing according to plan.

Contents
2	Net sales and income
3	Outlook for 2005
3	Cash flow
3	Financial position
5	Business area — Indoor Products
7	Business area — Outdoor Products
8	Structural changes
8	Board’s proposals to AGM
9	Asbestos Litigation in the US
11	Financial statements
21	New accounting principles, IFRS

	First	First
	quarter	quarter
Amounts in SEKm, unless otherwise stated	2005	20041)		Change

Net sales	29,740	30,493		-2.5%
Operating income	1,308	762	2)	71.7%
Operating income, excl. items affecting comparability	1,308	1,741		-24.9%
Margin, %	4.4	5.7
Income after financial items	1,211	684		77.0%
Income after financial items, excl. items affecting comparability	1,211	1,663		-27.2%
Margin, %	4.1	5.5
Income for the period	854	569		50.1%
Income for the period, excl. items affecting comparability	854	1,179		-27.6%
Earnings per share, SEK3)	2.93	1.86		57,5%
Earnings per share, excl. items affecting comparability, SEK2) 3)	2.93	3.84		-23,7%
Value creation	388	810		-422
Return on equity, %	14.0	8.4
Return on equity, excl. items affecting comparability, %	14.0	17.3

1)	Restated to comply with IFRS. Please refer to page 21 for details.
2)	Operating income for the first quarter of 2004 includes items affecting comparability in the amount of SEK -979.
3)	Before dilution, based on an average of 291.2 (306.7) million shares after buy-backs for the first quarter.

As of January 1, 2005, the Group complies with International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation. The transition has been recorded by an adjustment of opening equity for 2004. Comparative figures for 2004 have been restated. The transition effects on the Group’s income and equity referring to these new standards are limited, see page 21.

Net sales and income
Net sales for the Electrolux Group in the first quarter amounted to SEK 29,740m as against SEK 30,493m for the same period in the previous year. The decrease is attributable to changes in exchange rates, while volume/price/mix showed a positive trend.

Changes in net sales	First
quarter
%	2005

Changes in Group structure	0.0
Changes in exchange rates	-3.5
Changes in volume/price/mix	1.0

Total	-2.5

Operating income increased by 71.7% to SEK 1,308m (762), corresponding to 4.4% (2.5) of net sales. Income after financial items increased by 77.0% to SEK 1,211m (684), which corresponds to 4.1% (2.2) of sales. Income for the period increased by 50.1% to SEK 854m (569), corresponding to an improvement of 57.5% in earnings per share to SEK 2.93 (1.86).

The above-mentioned operating income figure for 2005 includes costs of approximately SEK 170m for restructuring not classified as items affecting comparability. These refer mainly to changes within the sales organization in Germany, costs related to the ongoing relocation of production in North America and measures within production in Australia.

Operating income for 2004 include items affecting comparability in the amount of SEK -979m, referring to a charge for the closure of the refrigerator plant in Greenville, MI, USA.

Income excluding items affecting comparability
Excluding items affecting comparability in 2004, and including the above mentioned restructuring costs in 2005, operating income declined by 24.9% to SEK 1,308m (1,741), representing 4.4% (5.7) of net sales. Income after financial items decreased by 27.2% to SEK 1,211m (1,663), corresponding to 4.1% (5.5) of net sales. Income for the period decreased by 27.6% to SEK 854m (1,179), corresponding to a decline of 23.7% in earnings per share to SEK 2.93 (3.84).

Effects of changes in exchange rates
Changes in exchange rates compared with the first quarter of 2004, i.e., translation and transaction effects, had a negative impact of approximately SEK -31m on operating income.

Approximately SEK -23m of this amount refers to translation of income statements in subsidiaries, and was mainly due to the strengthening of the Swedish krona against the US dollar. Transaction effects net of hedging contracts, amounted to approximately SEK -8m.

Financial net
Net financial items for the first quarter were SEK -97m compared to -78 for the same period in the previous year. The decline refers mainly to increased net borrowings. Higher interest rates on borrowings in US dollar also had a negative impact.

Outlook for 2005*)
Demand for appliances in 2005 is expected to show some growth in both Europe and the US as compared to 2004.

Higher costs for materials and components will have an adverse effect on the Group’s operating income. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue. Operating income for the full year of 2005, exclusive of items affecting comparability, is expected to be somewhat lower than in 2004.

*)	The outlook is unchanged from when it was first reported in February 2005.

Cash flow
Cash flow from operations and investments in the first quarter was substantially lower than in the previous year. The deterioration refers mainly to inventories and accounts payable.

The increase in inventories was SEK 482m higher than in the first quarter of 2004. This referred mainly to outdoor products, particularly the consumer operation in North America, and was due to later pre-seasonal sales following a cold spring.

Accounts payable had a negative impact of SEK 1,182m. Accounts payable at the beginning of 2005 were at a substantially higher level than in the previous year, however.

Cash flow	First	First
	quarter	quarter	Full year
SEKm	2005	2004	2004
Cash flow from operations, excluding change in operating assets and liabilities	1,696	2,015	7,140
Change in operating assets and liabilities	-5,499	-4,166	1,442

Cash flow from operations	-3,803	-2,151	8,582

Capital expenditure in tangible fixed assets	-931	-732	-4,515
Other	-50	-228	-843

Cash flow from investments	-981	-960	-5,358

Cash flow from operations and investments	-4,784	-3,111	3,224

Inventories amounted to SEK 18,078m (16,635), and accounts receivable to SEK 24,826m (25,891), corresponding to 14.9% (13.4) and 20.5% (20.9) of annualized net sales, respectively. Accounts payable amounted to SEK 16,497m (15,850), corresponding to 13.6% (12.8) of annualized net sales.

Financial position

Equity
Total equity as of March 31, 2005, amounted to SEK 25,067m (27,049), which corresponds to SEK 86.09 (88.22) per share. Return on equity was 14.0% (8.4). Excluding items affecting comparability, return on equity was 14.0% (17.3).

Net borrowings
Net borrowings increased to SEK 6,494m (3,991) mainly as a result of the negative cash flow from operations and investments. Changes in exchange rates also had a negative effect on net borrowings.

The net debt/equity ratio increased to 0.26 (0.15). The equity/assets ratio decreased to 33.9% (36.7).

Net borrowings	March 31,	March 31,	December 31,
SEKm	2005	2004	2004

Interest-bearing liabilities	11,377	12,779	9,843
Liquid funds	-4,883	-8,788	-8,702

Net borrowings	6,494	3,991	1,141

Net debt/equity ratio	0.26	0.15	0.05
Equity/assets ratio, %	33.9	36.7	35.6

Net assets
Net assets as of March 31, 2005, amounted to SEK 30,815m (30,101). Average net assets for the period were SEK 27,402m (28,262). Adjusted for items affecting comparability, average net assets amounted to SEK 30,676m (31,036), corresponding to 25.8% (25.4) of net sales.

The decline in average net assets was mainly due to write-down of assets due to restructuring.

The return on net assets was 19.1% (10.8), and 17.1% (22.4), excluding items affecting comparability.

Working capital
Working capital as of March 31, 2005, amounted to SEK 5,285m (5,482), corresponding to 4.4% (4.4) of annualized net sales.

Value created
Total value created during the first quarter of 2005 was SEK 388m as compared with SEK 810m in the previous year. The decline was mainly due to lower operating income excluding items affecting comparability. The capital turnover rate was 3.9 (3.9).

Operations by Business area – Indoor Products

Consumer durables, Europe

Consumer durables, Europe	First	First	Full
	quarter	quarter	year
SEKm	2005	2004	2004

Net sales	9,931	10,386	42,703
Operating income	416	646	3,130
Operating margin, %	4.2	6.2	7.3

Total industry shipments of core appliances in Europe rose in volume by approximately 1% compared with the first quarter of 2004. Western Europe showed an increase of almost 1%, while Eastern Europe rose by approximately 3%.

Industry shipments of core	First
appliances in Europe	quarter
Year-on-year, %	2005

Western Europe	0,7
Eastern Europe (excl. Turkey)	3,1

Total Europe	1,2

Group sales of appliances in Europe decreased somewhat compared with the first quarter of 2004 as a result of lower volumes in Western Europe, particularly in Germany. The decline in sales refers to private label, while sales under Group’s own brands were unchanged. Operating income and margin declined substantially, due to higher costs for materials, costs for restructuring of the sales organization in Germany and lower volumes.

Market demand for floor-care products in Europe rose somewhat. Sales for the Group’s European operation were lower than in 2004. Operating income and margin improved due to implemented restructuring.

Consumer durables, North America

Consumer durables, North America	First	First	Full
	quarter	quarter	year
SEKm	2005	2004	2004

Net sales	7,173	7,365	30,767
Operating income	168	282	1,116
Operating margin, %	2.3	3.8	3.6

Industry shipments of core appliances in the US were largely unchanged. Shipments of major appliances, i.e. including room air-conditioners and microwave ovens, declined by approximately -6.5%.

Industry shipments of core appliances	First
in the US	quarter
Year-on-year, %	2005

Core appliances	-0.5
Major appliances	-6.5

Group sales of appliances in North America showed good growth in USD and increased slightly in SEK. Operating income and margin declined considerably, however, as a result of substantially higher prices for materials which were only partly offset by price increases and an improved product mix.

Income was also negatively impacted by costs referring to the ongoing transfer of production to Mexico.

The market for floor-care products in the US increased in volume. Sales for the Group’s American operation were substantially lower than in the previous year. Operating income and margin improved despite lower volumes, mainly as a result of implemented cost-cutting measures.

Consumer durables, Latin America

Consumer durables, Latin America	First	First	Full
	quarter	quarter	year
SEKm	2005	2004	2004

Net sales	1,198	925	4,340
Operating income	-4	35	135
Operating margin, %	-0.3	3.8	3.1

The market for major appliances in Brazil showed good growth compared to the first quarter of 2004. Sales for the Group’s Brazilian operation increased substantially. Operating income decreased, however, due to considerably higher costs for materials.

Consumer durables, Asia/Pacific

Consumer durables, Asia/Pacific	First	First	Full
	quarter	quarter	year
SEKm	2005	2004	2004

Net sales	2,119	2,222	9,139
Operating income	-13	-28	-289
Operating margin, %	-0.6	-1.3	-3.2

Sales for the Group’s Australian operation declined substantially from the previous year. Operating income declined considerably due to costs referring to continued restructuring of production, but improved excluding these items.

Group sales of appliances in China were also lower than in 2004. Operating income for the Chinese operation declined, largely due to an unfavorable product mix and continued downward pressure on prices.

Sales for the Group’s Indian operation were unchanged. Operating income showed a strong improvement, but was still negative.

Professional Products

Professional Products	First	First	Full
	quarter	quarter	year
SEKm	2005	2004	2004

Net sales	1,431	1,558	6,440
Operating income	51	96	445
Operating margin, %	3.6	6.2	6.9

Demand for food-service equipment in Europe is estimated to have been lower than in 2004. Group sales decreased from the previous year. Operating income declined mainly due to lower volumes in some key markets and higher costs for materials.

Sales for laundry equipment were largely unchanged in local currencies, but declined slightly in SEK. Operating income and margin declined mainly as a result of changes in exchange rates and higher costs for material.

Overall sales for Professional Indoor Products were lower than in 2004. Operating income and margin declined.

Operations by Business area – Outdoor Products

Consumer Products

Consumer Products	First	First	Full
	quarter	quarter	year
SEKm	2005	2004	2004

Net sales	5,417	5,611	17,579
Operating income	421	522	1,607
Operating margin, %	7.8	9.3	9.1

Group sales of consumer outdoor products in Europe showed good growth over the previous year. Operating income improved strongly due to a more favorable product mix and higher sales volumes of products imported from the Group’s US operation.

Sales of consumer outdoor products in North America increased in USD but were slightly lower in SEK. Sell-in to the trade declined significantly in March as a result of continued cold weather. Operating income showed a substantial downturn in SEK following lower sales in March and higher costs for materials.

Professional Products

Professional Products	First	First	Full
	quarter	quarter	year
SEKm	2005	2004	2004

Net sales	2,463	2,409	9,623
Operating income	422	354	1,521
Operating margin, %	17.1	14.7	15.8

Demand for professional outdoor products is generally estimated to have increased somewhat compared with the first quarter of 2004.

Group sales of chainsaws showed good growth over the previous year, while sales of professional lawn and garden equipment were unchanged. Total sales of diamond tools and power cutters declined in SEK, but were unchanged in local currency with an increase in North America and a decrease in Europe.

Overall, sales of professional outdoor products increased slightly in SEK. Operating income and margin improved substantially mainly due to favorable product and country mixes.

Structural changes
In accordance with previous announcements, the Group is accelerating the ongoing process of consolidation and relocation of production. These changes are required in order to strengthen the Group’s long-term competitiveness and profitability.

Decisions have been made to evaluate potential closure of the refrigerator plant in Fuenmayor, Spain, and potential downsizing of refrigerator production at the plants in Mariestad, Sweden and Florence, Italy. A potential closure of the plant in Spain would affect approximately 450 employees. Downsizing of production in the Swedish and Italian plants refer to unprofitable product categories and would involve personnel cutbacks of approximately 300 and 250, respectively.

A decision has also been made to evaluate potential closure of the plant for consumer outdoor products in Parabiago, Italy. Closure of the plant would affect approximately 100 employees.

The total cost for implementing the above measures would amount to approximately SEK 700m.

During the first quarter of 2005, the vacuum-cleaner plant in Västervik, Sweden and the cooker plant in Reims, France were closed.

Board’s proposals to the Annual General Meeting on April 20, 2005

Proposed dividend
The Board of Directors proposes an increase of the dividend for 2004 to SEK 7.00 (6.50) per share, for a total payment of SEK 2,038m (1,993). The proposed dividend corresponds to 46% (39) of earnings per share for the year, excluding items affecting comparability.

The Group’s goal is for the dividend to correspond to at least 30% of income for the year, excluding items affecting comparability.

Performance-based Share Program in 2005
The Board of Directors will present a proposal at the Annual General Meeting for a Performance Share Program for 2005, which is substantially identical with the Share Program resolved upon for 2004. The program will include less than 200 senior managers and key employees. The program is a performance based share program based on value-creation targets for the Group that are established by the Board, and involves an allocation of shares if these targets have been reached or exceeded after a three-year period. The program comprises B-shares. The Program supports Electrolux principles of “pay for performance” and is an integrated part of the total remuneration package for senior managers and key employees of Electrolux .

Proposed renewed mandate for share repurchases
The Board of Directors has decided to propose that the Annual General Meeting, as in previous years, approve a new program for repurchase of A- and/or B-shares during the period prior to the Annual General Meeting in 2006.

The purpose of the share repurchase program is to enable adapting the capital structure of the Group and thereby contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s long-term incentive programs.

Shares of series A and/or B may be acquired on the condition that, following each repurchase transaction, the company owns a maximum of 10% of the total number of shares. As of March 31, 2005, the Group owned a total of 17,738,400 B-shares, equivalent to 5.7% of the total number of outstanding shares. With reference to the current holding of own shares, a maximum of 13,153,630 shares may be repurchased.

Number of shares				Number of
	Total number	Total number	Number of	shares held
	of outstanding	of outstanding	shares held	by other
	A- shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2005	9,502,275	299,418,033	17,739,400	291,180,908
Shares sold to senior managers in 1st quarter under the stock option programs	—	—	-1,000	1,000

Total number of shares as of March 31, 2005	9,502,275	299,418,033	17,738,400	291,181,908

Other items

Spin-off of Outdoor Products
In accordance with the Boards decision in February 2005, internal work is proceeding to spin-off the Group’s outdoor products as a separate unit. Efforts so far have primarily been focused on creating a legal structure for the operation.

The aim is to spin-off the operation to the Electrolux shareholders in a cost-efficient way no later than mid-2006.

De-listing from NASDAQ
As previously announced in February 2005, the Board decided to delist the Group’s American Depository Receipts (ADRs) from the NASDAQ Stock Market in the US. The de-listing was effective as of March 31, 2005. The Group will continue to submit an annul report on Form 20-F and interim reports on Form 6-K to the US Securities and Exchange Commission (SEC).

Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of March 31, 2005, the Group had a total of 931 cases pending, representing approximately 11,650 plaintiffs. A total of 229 new cases with approximately 300 plaintiffs were filed and 140 pending cases with approximately 4,800 plaintiffs were resolved during the first quarter of 2005. Approximately 10,400 of the plaintiffs relate to cases pending in the state of Mississippi.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

Stockholm, April 20, 2005

Hans Stråberg
President and CEO

Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

Financial statements

Consolidated Income statement, sekm

	First	First	Full
	quarter	quarter	year
	2005	20041)	20041)

Net sales	29,740	30,493	120,651
Cost of goods sold	-22,802	-23,055	-91,021
Selling expense	-4,309	-4,341	-17,369
Administrative expense	-1,378	-1,376	-5,560
Other operating income/expense	57	20	66
Items affecting comparability	—	-979	-1,960

Operating income*)	1,308	762	4,807
Margin, %	4.4	2.5	4.0

Financial items, net	-97	-78	-355

Income after financial items	1,211	684	4,452
Margin, %	4.1	2.2	3.7
Taxes	-357	-115	-1,193

Income for the period	854	569	3,259
Attributable to:
Equity holders of the parent	854	569	3,258
Minority interest	0	0	1

	854	569	3,259
*) Operating income includes depreciation and amortization in the amount of:	-798	-777	-3,038

Earnings per share, SEK	2.93	1.86	10.92
After dilution	2.92	1.86	10.91
Number of shares after buy-backs, million	291.2	306.6	291.2
Average number of shares after buy-backs, million	291.2	306.7	298.3
After dilution	292.4	306.8	298.6

1)	Restated to comply with IFRS. Please refer to page 21 for details.

Consolidated balance sheet, sekm

	March 31,	March 31,	Full year
	2005	20041)	20041)

Assets
Fixed assets	26,748	26,110	25,623
Inventories, etc.	18,078	16,635	15,742
Accounts receivable	24,826	25,891	20,627
Other receivables	4,197	5,042	4,402
Liquid funds	4,883	8,788	8,702

Total assets	78,732	82,466	75,096

Equity and liabilities
Total equity	25,067	27,049	23,636
Interest-bearing liabilities	11,377	12,779	9,843
Non-interest-bearing liabilities and provisions	42,288	42,638	41,617

Total equity and liabilities	78,732	82,466	75,096

Contingent liabilities	1,298	1,440	1,323

1)	Restated to comply with IFRS. Please refer to page 21 for details.

Change in total equity, sekm

	First	First	Full
	quarter	quarter	year
	2005	20041)	20041)

Opening balance, originally reported	—	27,489	27,489
Adjustment of opening balance2)	—	-1,602	-1,602

Opening balance, acc to Swedish GAAP	23,636	25,887	25,887
IFRS adjustment	-2	84	84

Opening balance acc to IFRS	23,634	25,971	25,971
Dividend payment	—	—	-1,993
Repurchase of shares, net	—	-78	-112
Redemption of shares	—	—	-3,042
Translation differences	579	587	-447
Income for the period	854	569	3,259

Closing balance	25,067	27,049	23,636

1)	Restated to comply with IFRS. Please refer to page 21 for details.
2)	One-time effect of implementing the new accounting standard RR 29, Employee benefits.

Consolidated Cash flow statement, sekm

	First	First	Full
	quarter	quarter	year
	2005	20041)	20041)

Operations
Income after financial items	1,211	684	4,452
Depreciation and amortization	798	777	3,038
Provisions and capital gains/losses	-143	925	1,271
Change in accrued and prepaid interest	-61	43	52
Taxes paid	-109	-414	-1,673
Changes in operating assets and liabilities
Change in inventories	-1,618	-1,136	-1,516
Change in accounts receivable	-3,211	-3,274	-5
Change in accounts payable	-643	539	2,238
Change in other operating assets and liabilities	-27	-295	725

Cash flow from operations	-3,803	-2,151	8,582
Investments
Acquisition and divestment of operations	—	—	—
Capital expenditure in tangible fixed assets	-931	-732	-4,515
Capitalization of product development and software	-151	-141	-669
Other	101	-87	-174

Cash flow from investments	-981	-960	-5,358

Total cash flow from operations and investments	-4,784	-3,111	3,224
Financing
Change in other liquid funds	-1,117	3,274	3,368
Change in interest-bearing liabilities	733	-785	-1,874
Dividend	—	—	-1,993
Redemption and repurchase of shares, net	—	-78	-3,154

Cash flow from financing	-384	2,411	-3,653
Total cash flow	-5,168	-700	-429
Cash and cash equivalents at beginning of period2)	7,675	8,207	8,207
Exchange-rate differences	232	160	-103
Cash and cash equivalents at end of period2)	2,739	7,667	7,675

Change in net borrowings
Total cash flow excl. change in loans and other liquid funds	-4,784	-3,189	-1,923
Net borrowings at beginning of period	-1,141	101	101
Exchange-rate differences	-569	-903	681
Net borrowings at end of period	-6,494	-3,991	-1,141

1)	Restated to comply with IFRS. Please refer to page 21 for details.
2)	Cash and cash equivalents in the consolidated cash flow statement consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.

As of the first quarter of 2005 the Group’s reporting structure has been changed to comprise Indoor and Outdoor Products instead of as previously Consumer Durables and Professional Products. Information on historical quarterly figures according to this new reporting structure is available at www.electrolux.com/financials

Net sales by Business area, sekm

	First	First	Full
	quarter	quarter	year
	2005	2004	2004

Indoor Products
Europe	9,931	10,386	42,703
North America	7,173	7,365	30,767
Latin America	1,198	925	4,340
Asia/Pacific	2,119	2,222	9,139
Professional Products	1,431	1,558	6,440

Total Indoor Products	21,852	22,456	93,389

Outdoor Products
Consumer Products	5,417	5,611	17,579
Professional Products	2,463	2,409	9,623

Total Outdoor Products	7,880	8,020	27,202

Other	8	17	60

Total	29,740	30,493	120,651

Operating Income by Business area, sekm

	First	First	Full
	quarter	quarter	year
	2005	20041)	20041)

Indoor Products
Europe	416	646	3,130
Margin, %	4.2	6.2	7.3
North America	168	282	1,116
Margin, %	2.3	3.8	3.6
Latin America	-4	35	135
Margin, %	-0.3	3.8	3.1
Asia/Pacific	-13	-28	-289
Margin, %	-0.6	-1.3	-3.2
Professional Products	51	96	445
Margin, %	3.6	6.2	6.9

Total Indoor Products	618	1,031	4,537

Margin, %	2.8	4.6	4.9
Outdoor Products
Consumer Products	421	522	1,607
Margin, %	7.8	9.3	9.1
Professional Products	422	354	1,521
Margin, %	17.1	14.7	15.8

Total Outdoor Products	843	876	3,128
Margin, %	10.7	10.9	11.5
Common Group costs, etc	-153	-166	-898
Items affecting comparability	—	-979	-1,960

Total	1,308	762	4,807

1)	Restated to comply with IFRS. Please refer to page 21 for details.

Change in net sales by Business area

Change in net sales		First
		quarter
	First	2005
	quarter	in comparable
Year-over-year, %	2005	currency

Indoor Products
Europe	-4.4	-3.8
North America	-2.6	4.2
Latin America	29.5	29.8
Asia/Pacific	-4.6	0.0
Professional Products	-8.2	-6.7

Total Indoor Products	-2.7	0.4

Outdoor Products
Consumer Products	-3.5	1.8
Professional Products	2.2	4.9

Total Outdoor Products	-1.7	2.7

Total	-2.5	1.0

Change in operating income by Business area

Change in operating income		First
		quarter
	First	2005
	quarter	in comparable
Year-over-year, %	2005	currency

Indoor Products
Europe	-35.6	-35.6
North America	-40.4	-39.4
Latin America	-111.4	-105.7
Asia/Pacific	53.6	39.3
Professional Products	-46.9	-46.9

Total Indoor Products	-40.1	-40.0

Outdoor Products
Consumer Products	-19.3	-15.3
Professional Products	19.2	20.4

Total Outdoor Products	-3.8	-0.9

Total, excluding items affecting comparability	-24.9	-23.6

Key ratios

	First	First	Full
	quarter	quarter	year
	2005	20041)	20041)

Earnings per share, SEK2)	2.93	1.86	10.92
Excl. items affecting comparability	2.93	3.84	15.24
Return on equity, %3)	14.0	8.4	13.1
Excl. items affecting comparability	14.0	17.3	18.3
Return on net assets, %4)	19.1	10.8	17.5
Excl. items affecting comparability	17.1	22.4	21.9
Net debt/equity ratio5)	0.26	0.15	0.05
Capital expenditure, SEKm	931	732	4,515
Average number of employees	70,798	73,279	72,382

1)	Restated to comply with IFRS. Please refer to page 21 for details.
2)	Before dilution, based on an average of 291.2 (306.7) million shares after share redemption and buy-backs for the first quarter and 298.3 million shares for the full year 2004.
3)	Income for the period, expressed as a percentage of average equity.
4)	Operating income, expressed as a percentage of average net assets.
5)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to total equity.

Exchange rates in sek

	First	First	Full
	quarter	quarter	year
	2005	2004	2004

USD, average	6.87	7.41	7.33
USD, end of period	7.06	7.57	6.61
EUR, average	9.07	9.18	9.12
EUR, end of period	9.14	9.25	9.00
GBP, average	13.07	13.47	13.38
GBP, end of period	13.29	13.88	12.69

Net sales and income per quarter, sekm

Net sales and income		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales	2005	29,740
	2004	30,493	31,950	29,588	28,620	120,651

Operating income	2005	1,308
	Margin, %	4.4
	20041)	762	1,782	1,113	1,150	4,807
	Margin, %	2.5	5.6	3.8	4.0	4.0
	20041) 2)	1,741	2,188	1,389	1,449	6,767
	Margin, %	5.7	6.8	4.7	5.1	5.6

Income after financial items	2005	1,211
	Margin, %	4.1
	20041)	684	1,738	965	1,065	4,452
	Margin, %	2.2	5.4	3.3	3.7	3.7
	20041) 2)	1,663	2,144	1,241	1,364	6,412
	Margin, %	5.5	6.7	4.2	4.8	5.3

Income for the period	2005	854
	20041)	569	1,240	702	748	3,259
	20041) 2)	1,179	1,527	885	954	4,545

Earnings per share, SEK3)	2005	2.93
	20041)	1.86	4.06	2.43	2.57	10.92
	20041) 2)	3.84	5.02	3.08	3.30	15.24

Value creation	2005	388
	20041)	810	1,196	457	591	3,054

1)	Restated to comply with IFRS. Please refer to page 21 for details.
2)	Excluding items affecting comparability, which amounted to SEK -979m in the first quarter, SEK -406m in the second quarter, SEK -276m in the third quarter and SEK -299m in the fourth quarter of 2004.
3)	Before dilution, based on an average of 291.2 (306.7) million shares after share redemption and buy-backs for the first quarter 2005. Average number of shares in 2004 amounted to 306.7 for the first quarter 304.1 for the second quarter, 291.3 for the third quarter and 291.2 for the fourth quarter.

Net sales by Business area, per quarter, sekm

Indoor Products		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europa	2005	9,931
	2004	10,386	9,927	10,793	11,597	42,703

North America	2005	7,173
	2004	7,365	7,691	8,034	7,677	30,767

Latin America	2005	1,198
	2004	925	950	1,125	1,340	4,340

Asia/Pacific	2005	2,119
	2004	2,222	2,373	2,185	2,359	9,139

Professional Products	2005	1,431
	2004	1,558	1,693	1,517	1,672	6,440

Total Indoor Products	2005	21,852
	2004	22,456	22,634	23,654	24,645	93,389

Consumer Products	2005	5,417
	2004	5,611	6,676	3,546	1,746	17,579

Professional Products	2005	2,463
	2004	2,409	2,624	2,374	2,216	9,623

Total Outdoor Products	2005	7,880
	2004	8,020	9,300	5,920	3,962	27,202

Operating income by Business area, per quarter, sekm

Indoor Products		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2005	416
	Margin, %	4.2
	20041)	646	762	781	941	3,130
	Margin, %	6.2	7.7	7.2	8.1	7.3

North America	2005	168
	Margin, %	2.3
	20041)	282	337	174	323	1,116
	Margin, %	3.8	4.4	2.2	4.2	3.6

Latin America	2005	-4
	Margin, %	-0.3
	20041)	35	51	0	49	135
	Margin, %	3.8	5.4	0.0	3.7	3.1

Asia/Pacific	2005	-13
	Margin, %	-0.6
	20041)	-28	-48	-118	-95	-289
	Margin, %	-1.3	-2.0	-5.4	-4.0	-3.2

Professional Products	2005	51
	Margin, %	3.6
	20041)	96	133	111	105	445
	Margin, %	6.2	7.9	7.3	6.3	6.9

Consumer Outdoor Products	2005	421
	Margin, %	7.8
	20041)	522	728	275	82	1,607
	Margin, %	9.3	10.9	7.8	4.7	9.1

Professional Outdoor Products	2005	422
	Margin, %	17.1
	20041)	354	456	387	324	1,521
	Margin, %	14.7	17.4	16.3	14.6	15.8

Common Group costs, etc.	2005	-153
	20041)	-166	-231	-221	-280	-898

Items affecting comparability	2005	0
	2004	-979	-406	-276	-299	-1,960

1)	Restated to comply with IFRS. Please refer to page 21 for details.

Five-year review

	20041)		2003	2002	2001	2000

Net sales, SEKm	120,651		124,077	133,150	135,803	124,493
Operating income, SEKm	4,807		7,175	7,731	6,281	7,602
Margin, %	4.0		5.8	5.8	4.6	6.1
Margin, excluding items affecting comparability, %	5.6		6.2	6.1	4.7	6.5

Income after financial items, SEKm	4,452		7,006	7,545	5,215	6,530
Margin, %	3.7		5.6	5.7	3.8	5.2
Margin, excluding items affecting comparability, %	5.3		6.0	6.0	3.9	5.6

Income for the period, SEKm	3,258		4,778	5,095	3,870	4,457
Earnings per share, SEK	10.92		15.25	15.60	11.35	12.40
Average number of shares after buy-backs, million	298.3		313.3	327.1	340.1	359.1
Dividend, SEK	7.00	2)	6.50	6.00	4.50	4.00

Value creation, SEKm	3,054		3,449	3,461	262	2,423
Return on equity, %	13.1		17.3	17.2	13.2	17.0
Return on net assets, %	18.3		23.9	22.1	15.0	19.6
Net debt/equity ratio	0.05		0.00	0.05	0.37	0.63
Capital expenditure, SEKm	4,515		3,463	3,335	4,195	4,423
Average number of employees	72,382		77,140	81,971	87,139	87,128

1)	Restated to comply with IFRS. Comparative figures for the years 2000-2003 have not been restated.Please refer to page 21 for details.
2)	Proposed by the Board of Directors.

Definitions

Capital indicators
Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios
Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales - operating costs = operating income) - (WACC x average net assets)]. The WACC for 2005 and for 2004 is 12% before tax. For 2003 and 2002 the WACC was 13% and for previous years 14%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

New accounting principles as from 2005
As of January 1, 2005, Electrolux applies International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation.

Swedish Accounting Standards have gradually incorporated IFRS and, consequently, several IFRS issued prior to 2004 have already been implemented in Sweden. However, a number of new standards and amendments to and improvements of existing standards are adopted for the first time in 2005. The effects of the transition to IFRS are preliminary and based on interpretation of standards effective at present. IFRS could change during 2005 due to new interpretations submitted by the International Financial Reporting Interpretations Committee (IFRIC) and new IFRS effective as of January 1, 2006, which may allow early adoption. The effect on the Group’s income and equity referring to the transition is limited. A description of their approximate impact on Electrolux financial statements is stated below.

The transition to IFRS is accounted for following the rules stated in IFRS 1, First Time Adoption of International Accounting Standards, and the preliminary transition effects have been recorded through an adjustment to opening retained earnings as per January 1, 2004. This date has been determined as Electrolux date of transition to IFRS. This report for the first quarter of 2005 is the first report in accordance with IFRS. Comparative figures for 2004 have been restated. IFRS 1 gives the option to elect a number of exemptions from other IFRS standards of which Electrolux has elected the following:

•	IFRS 3 has not been applied retrospectively to past business combinations and no restatement of those have been made.

•	Items of property, plant and equipment have not been measured at fair value, i.e. the carrying amounts according to Swedish GAAP have been kept.

•	All actuarial gains and losses have been recognized at the date of transition to IFRS. This is the same approach that was chosen when implementing the Swedish standard RR 29.

•	The cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

•	Of previously recognized financial instruments SEK 643m have been designated as available for sale, SEK 8,060m, as assets at fair value through the profit or loss and SEK 364m as liabilities at fair value through the profit or loss.

•	Electrolux has elected to apply IFRS 2, Share-based Payment, for equity instruments that were granted after November 7 2002 and that had not vested on January 1 2005.

•	The options under the headings “Compound financial instruments”, “Assets and liabilities of subsidiaries, associates and joint ventures” and “Insurance contracts” are not applicable for Electrolux.

•	No restatement of comparative figures has been made for IAS 39, Financial Instruments: Recognition and Measurement.

Since 2002 Electrolux has prepared the transition to IFRS including a thorough review of all IFRS rules, amendments to the Electrolux Accounting Manual as well as the Group reporting format and a special audit carried out in a number of our reporting units. The following areas represent the preliminary identified differences:

Share Based Payments
IFRS 2 is applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. IFRS 2 differs from previously applied accounting principles in that an estimated cost for the granted instruments, based on the instruments fair value at grant date, is charged to the income statement over the vesting period. Previously, only employer contributions related to these instruments have been recognized, and no charge was taken to the income statement for equity instruments granted as compensation to employees.

Business Combinations
In business combinations, IFRS 3 requires a thorough inventory of intangible assets and does not allow provisions for restructuring activities. IFRS 3 stipulates that goodwill shall not be amortized but submitted to impairment test at least once a year. Goodwill amortization has therefore ceased and comparative figures for 2004 have been restated. Electrolux has even previously carried out impairment test of goodwill at least once a year and, therefore, has not taken any additional impairment charge at the date of transition to IFRS. IFRS 3 also prohibits the recognition of negative goodwill. At transition, negative goodwill has been written off through an adjustment to opening retained earnings as per January 1, 2004.

Other intangible assets
The transition rules stated in IFRS 1 stipulate that a company at transition recognizes intangible assets that qualify for recognition under IAS 38, Intangible Assets, even though these intangible assets have previously been expensed. Electrolux has made an inventory of the Group’s intangible assets resulting in a net adjustment of other intangible assets as per January 1, 2004.

Other
According to the new format the consolidated income statement now ends with “Profit for the period” which is the old Net income without deducting minority interests. Total equity in the consolidated balance sheet includes minority interests.

Cash and cash equivalents in the consolidated cash flow statement consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less. Previously liquid funds were used in the consolidated cash flow statement, i.e. including also other short-term highly liquid investments with a maturity of more than three months. Previous periods have been restated.

Preliminary IFRS transition effects on the income statement for first quarter 2004

	Income				Income
	statement				statement
	before				after
SEK million	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	30,493	—	—	—	30,493
Operating income	726	-1	41	-4	762
Income after financial items	648	-1	41	-4	684
Profit for the period	532	-1	41	-3	569
Profit for the period per share, basic, SEK	1.73	-0.00	0.14	-0.01	1.86

Preliminary IFRS transition effects on opening balance, 2004

	Opening balance				Opening balance
SEK million	before transition	IFRS 2	IFRS 3	IAS 38	after transition

Intangible fixed assets	4,782	—	31	20	4,833
Other fixed assets	20,037	-16	—	—	20,021
Current assets	53,415	—	—	—	53,415

Total assets	78,234	-16	31	20	78,269

Equity	25,887	37	31	16	25,971
Provisions	14,285	-53	—	4	14,236
Financial liabilities	12,182	—	—	—	12,182
Operating liabilities	25,880	—	—	—	25,880

Total liabilities and equity	78,234	-16	31	20	78,269

Preliminary IFRS transition effects on closing balance, 2004

	Closing				Closing
	balance				balance
	before				after
SEK million	transition	IFRS 2	IFRS 3	IAS 38	transition

Intangible fixed assets	5,077	—	175	5	5,257
Other fixed assets	20,382	-16	—	—	20,366
Current assets	49,473	—	—	—	49,473

Total assets	74,932	-16	175	5	75,096
Equity	23,420	37	175	4	23,636
Provisions	14,064	-53	—	1	14,012
Financial liabilities	9,843	—	—	—	9,843
Operating liabilities	27,605	—	—	—	27,605

Total liabilities and equity	74,932	-16	175	5	75,096

Financial Instruments
In January 1, 2005, the Group implemented the new accounting standard IAS 39 “Financial Instruments: Recognition and Measurement”. The near-final draft version of the standard was applied prospectively by adjusting the opening retained earnings at January 1, 2005, and no restatement of comparative figures for 2004 will be made.

Under IAS 39, all financial assets and liabilities including ordinary and embedded derivatives will be recognised in the balance sheet. Valuation of financial instruments depends on the classification. The Group classifies its financial instruments in the following categories:

•	Financial assets at fair value through profit or loss. This category consist of financial assets held for trading, mainly derivatives with positive fair value, and those designated at fair value through profit or loss at inception. Assets in this class are subsequently carried at fair value with changes in fair value included in the income statement.

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments. Assets in this class are carried at amortized cost and are subject to impairment test.

•	Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Assets in this class are subsequently carried at fair value with changes in fair value recognised in equity.

•	Fair value liabilities through profit or loss, which consist of derivatives with negative fair value. Liabilities in this class are subsequently carried at fair value with changes in fair value included in the income statement.

•	Other liabilities are carried at amortized cost.

Financial assets are classified as current assets if they are held for trading or expected to be realized within 12 months of the balance sheet date.

Derivatives & Hedge accounting
The standard stipulates that all financial derivative instruments shall be classified as assets or liabilities at fair value through profit or loss and be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments shall be recognized in the income statement unless hedge accounting is applied, The standard allows for hedge accounting only if certain criteria are met, e.g., documentation, linking with exposure and effectiveness testing. In connection with hedge accounting, changes in the fair value of derivative instruments are reported in equity until the hedged item is recognized in the income statement.

The majority of Derivatives used by the Electrolux Group are used for hedging purposes, i.e. to mitigate various financial risks. The risk management practices and the fair values of such instruments are described in the Annual Report for 2004.

The standard defines three types of hedging relationships:

•	Fair value hedge, a hedge entered into to mitigate changes in an asset’s or liability’s fair value.

•	Cash flow hedge, a hedge entered into to mitigate the risk of variability in the cash flows of a recognized asset or liability, or a highly probable forecast.

•	Net investment hedge, a hedge entered into to mitigate the changes in fair value from foreign exchange volatility of the value of the net investment in a foreign entity.

The Group applies hedge accounting on the management of foreign currency risk in net investments and transaction flows and on the management of interest rate risk in the debt portfolio.

On January 1, 2005 the Group recorded the fair value of all Derivatives on the balance sheet with the net value affecting equity. 445 SEK million was recorded as current assets and 447 SEK million was recorded as financial liability. The net effect on equity was -2 SEK million. The implementation of IAS 39 will introduce higher volatility in income, net borrowings and of the Group’s equity. This volatility cannot be predicted with certainty but it is the target for the Group to achieve hedge accounting and limit the volatility of the income statement as far as possible to a justifiable cost.

Preliminary IFRS transition effects on opening balance, 2005

	Closing		Opening
	balance		balance
	after		after
SEK million	transition	IAS 39	transition

Fixed assets	25,623	—	25,623
Current assets	49,473	445	49,918

Total assets	75,096	445	75,541
Equity	23,636	-2	23,634
Provisions	14,012	—	14,012
Financial liabilities	9,843	447	10,290
Operating liabilities	27,605	—	27,605

Total liabilities and equity	75,096	445	75,541

This report has not been audited.

Presentation and telephone conference
A telephone conference will be held at 15.00 CET on April 20, 2005. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO. A slide presentation will be available on the Electrolux website: www.electrolux.com/latestreport

Financial reports in 2005
Interim report April — June	July 19
Interim report July — September	October 25

For more information
Financial information from Electrolux is also available at www.electrolux.com/ir